Endeavour Silver Drilling Continues to Define High Grade Silver-Gold Mineralization in Terronera Vein at San Sebastián Project, Jalisco, Mexico

VANCOUVER, BC -- (Marketwired - October 29, 2014) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) (FRANKFURT: EJD) announces that exploration drilling at the San Sebastián project in Jalisco State, Mexico continues to define high grade, silver-gold mineralization within the Terronera vein system. The main mineralized zone now extends over 1,400 metres (m) in length, still open along strike to the southeast and down dip.

Recent drilling highlights from the Terronera vein are summarized in the table below and include two parallel mineralized zones within the 28-metre wide vein in hole TR12-3:

--  557 grams per tonne (gpt) silver and 1.47 gpt gold (646 gpt silver equivalent (AgEq)) over 11.3 m true width, or 18.8 ounces per ton (opT)
    AgEq over 37.1 feet (ft), including 6,940 gpt silver and 6.93 gpt gold
    (7,356 gpt AgEq) over 0.4 m true width, or 214.5 opT AgEq over 1.3 ft

--  1,605 gpt silver and 2.77 gpt gold (1,772 gpt AgEq) over 8.3 m true width, or 51.7 opT AgEq over 27.2 ft, including 5,210 gpt silver and
    9.34 gpt gold (5,770 gpt AgEq) over 0.5 m true width, or 168.2 opT AgEq over 1.7 ft

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  Hole     Structure     From   True Width    Au     Ag    AgEq    Comments

                         (m)        (m)      (gpt)  (gpt)  (gpt)
----------------------------------------------------------------------------
 TR07-3    Terronera    300.65     2.65      1.37    499    581    53 % Rec
                      ------------------------------------------------------
           Including    301.65     0.18      1.32   1660   1739    40 % Rec
----------------------------------------------------------------------------
 TR11-1    Terronera    184.80     1.91      0.48    231    260    50 % Rec
                      ------------------------------------------------------
           Including    186.80     0.52      0.84    494    545    33 % Rec
----------------------------------------------------------------------------
 TR12-3    Terronera    242.85     11.27     1.47    557    646    92 % Rec
                      ------------------------------------------------------
           Including    254.20     0.40      6.93   6940   7356   100 % Rec
                      ------------------------------------------------------
            Fw Vein     263.05     8.32      2.77   1605   1772    88 % Rec
                      ------------------------------------------------------
           Including    270.45     0.51      9.34   5210   5770    90 % Rec
----------------------------------------------------------------------------
 TR14-2    Terronera    180.40     1.70      0.29    295    312   100 % Rec
                      ------------------------------------------------------
           Including    180.40     0.25      1.01   1750   1810   100 % Rec
----------------------------------------------------------------------------
 TR14-3    Terronera    290.25     6.29      0.84    345    395    98 % Rec
                      ------------------------------------------------------
           Including    291.90     0.54      0.97   1440   1498   100 % Rec
----------------------------------------------------------------------------
 TR14-4    Terronera    205.70     1.50      1.76    134    239   100 % Rec
                      ------------------------------------------------------
           Including    206.05     0.51      2.77    311    477   100 % Rec
----------------------------------------------------------------------------
 TR14-5    Terronera    241.30     13.51     2.14    168    296    99 % Rec
                      ------------------------------------------------------
           Including    258.95     0.40      4.35   1445   1706   100 % Rec
----------------------------------------------------------------------------
 TR15-2   Hw Terronera  147.75     5.27      0.65    388    427   100 % Rec
                      ------------------------------------------------------
           Including    150.65     0.29      1.10    857    923   100 % Rec
                      ------------------------------------------------------
           Terronera    168.95     6.73      0.73    301    344   100 % Rec
                      ------------------------------------------------------
           Including    179.70     0.41      1.37   1250   1332   100 % Rec
----------------------------------------------------------------------------
 TR16-2   Hw Terronera  164.70     0.46      0.84    58     108   100 % Rec
                      ------------------------------------------------------
           Terronera    219.60     1.80      1.86    695    806   100 % Rec
                      ------------------------------------------------------
           Including    219.60     0.42      5.63   2230   2568   100 % Rec
----------------------------------------------------------------------------

The Terronera vein is a large structure over 20 m wide that has been traced on surface for more than 2.8 kilometres. In the mineralized zone, it often forms two parallel splays, the main vein and the hanging-wall vein. Only the main vein is shown in the longitudinal section. Silver equivalents are calculated at a ratio of 60:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "Drilling in the Terronera vein continues to deliver consistently high grades over robust widths with strong continuity of mineralization. One drill rig is working at San Sebastián to continue delineating the mineralized zone in advance of a new resource estimate to be prepared by the end of the fourth quarter.

"Last year, we completed our environmental baseline study and filed our mine development permit application. Our goal for 2014 is to complete initial permitting, and an updated resource estimate and in-house economic assessment by year-end. Management is of the view that San Sebastián has the potential to become a high-grade, underground silver-gold mine similar to our Bolañitos mine in Guanajuato."

Endeavour also advises it has now completed the purchase of a 100% interest in the La Bufa property adjacent to the Company's Guadalupe y Calvo property in Chihuahua, Mexico from Lincoln Mining Corporation (see news release dated August 21, 2014 for details). Payment consisted of 85,587 common shares of the Company subject to a four-month hold period, together with a previous advance of US$19,000 plus 5% interest.

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour - Endeavour Silver is a mid-tier silver mining company focused on growing its production, reserves and resources in Mexico. Since start-up in 2004, the Company has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour's three operating silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate our goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014, the timing and results of exploration drill programs and expectations of increased resource/reserve estimates. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, drilling results to achieve increases in resource/reserve estimates, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com